Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for July 2018 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for July 2018 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In July 2018, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 13.30% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 11.74%, 21.05% and 16.62%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 13.47%. Of which, passenger traffic for domestic, regional and international routes increased by 12.59%, 16.32% and 15.42%, respectively as compared to the same period last year. The passenger load factor was 82.13%, representing an increase of 0.13 percentage point as compared to the same period last year. Of which, the passenger load factor for international and regional routes decreased by 0.85 percentage point and 3.13 percentage points, respectively, and domestic routes increased by 0.63 percentage point, as compared to the same period last year.

In terms of cargo operations, in July 2018, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 18.89% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 15.16% as compared to the same period last year. The cargo and mail load factor was 52.14%, representing a decrease of 1.69 percentage points as compared to the same period last year.

In July 2018, the Group has newly launched the following major routes: Guangzhou-Sanya-London route (two flights per week) since 12 July 2018; Shenzhen-Singapore-Shenzhen route (seven flights per week) since 13 July 2018 and Wuhan-Ho Chi Minh City-Wuhan route and Shenzhen-Da Nang-Shenzhen route (seven flights per week) since 27 July 2018.

In July 2018, the Group had introduced nine aircraft, including two A321NEO aircraft, three B737-800 aircraft, three B737-8 aircraft and one B787-9 aircraft, had terminated the lease of one B737-800 aircraft and B737-700 aircraft and had sold one B777-200 aircraft. As of the end of July 2018, the Group operated a fleet of 792 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	8	30	10	48
Airbus 320 Series	92	83	106	281
Boeing 787 Series	2	23	2	27
Boeing 777 Series	8	14	0	22
Boeing 757 Series	4	0	0	4
Boeing 737 Series	143	79	155	377
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	20	26

Total	268	231	293	792

KEY OPERATION DATA OF JULY 2018

Capacity	July 2018			Cumulative 2018
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	15,881.68	13.35	12.59	101,806.52	11.55
Regional	299.94	12.31	16.32	1,886.02	13.86
International	6,924.73	11.32	15.42	43,691.58	14.53

Total	23,106.35	12.72	13.47	147,384.13	12.45

RTK (in million)
Domestic	1,510.17	9.64	11.59	9,893.85	10.10
Regional	27.93	9.74	15.77	178.80	12.83
International	1,107.00	6.29	17.00	7,084.54	11.81

Total	2,645.09	8.21	13.84	17,157.19	10.83

RTK - Cargo and Mail (in million)
Domestic	130.73	-3.48	2.05	939.54	-1.41
Regional	2.00	8.80	4.05	13.54	1.37
International	510.81	3.33	19.13	3,259.72	8.87

Total	643.54	1.89	15.16	4,212.80	6.37

Passengers carried (in thousand)
Domestic	10,626.89	12.47	10.56	68,033.70	10.31
Regional	223.49	9.08	8.88	1,448.59	9.13
International	1,586.72	9.28	17.60	10,305.93	17.70

Total	12,437.10	11.99	11.38	79,788.23	11.19

Cargo and mail carried (in thousand tonnes)
Domestic	81.70	-3.54	3.82	589.46	-0.04
Regional	1.75	5.46	0.48	11.90	-0.85
International	57.92	4.16	19.79	370.32	9.69

Total	141.37	-0.42	9.77	971.68	3.45

Capacity	July 2018			Cumulative 2018
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	19,217.14	13.70	11.74	123,123.89	11.31
Regional	389.40	8.90	21.05	2,513.64	14.24
International	8,525.84	12.04	16.62	53,245.92	14.49

Total	28,132.38	13.12	13.30	178,883.44	12.28

ATK (in million)
Domestic	2,170.48	13.73	12.64	13,985.15	10.37
Regional	44.90	11.05	21.69	287.66	12.01
International	1,550.66	8.36	18.46	10,024.11	12.19

Total	3,766.05	11.42	15.07	24,296.92	11.13

ATK - Cargo and Mail (in million)
Domestic	440.94	13.84	16.35	2,904.00	6.90
Regional	9.86	19.42	24.04	61.43	4.52
International	783.34	4.98	20.31	5,231.98	10.17

Total	1,234.13	8.09	18.89	8,197.41	8.94

Load Factor	July 2018			Cumulative 2018
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	82.64	-0.26	0.63	82.69	0.18
Regional	77.03	2.34	-3.13	75.03	-0.25
International	81.22	-0.53	-0.85	82.06	0.03

Total	82.13	-0.3	0.13	82.39	0.12

Cargo and Mail Load Factor
Domestic	29.65	-5.32	-4.15	32.35	-2.73
Regional	20.26	-1.97	-3.89	22.04	-0.68
International	65.21	-1.04	-0.65	62.30	-0.74

Total	52.14	-3.18	-1.69	51.39	-1.24

Overall Load Factor (RTK/ATK)
Domestic	69.58	-2.59	-0.65	70.75	-0.17
Regional	62.20	-0.74	-3.18	62.16	0.45
International	71.39	-1.39	-0.89	70.67	-0.24

Total	70.24	-2.08	-0.76	70.61	-0.19

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 August 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.